                                                              Page 1 of 14 pages




--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. __ )*

                                    QAD Inc.
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                  74727D 10 8
                                 (CUSIP Number)

                            James A. Mercadante, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                             Tel. No.: 212-309-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 14 pages


CUSIP No.    74727D 10 8             13D         Page 2 of 14 pages
----------------------------                     -------------------------------


     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Recovery Equity Investors II, L.P.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                   (b) /X/

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       WC
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                        / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware

       NUMBER OF
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH     7     SOLE VOTING POWER
       REPORTING        3,002,778
      PERSON WITH
                  8      SHARED VOTING POWER

                                  0
                  9      SOLE DISPOSITIVE POWER

                                  3,002,778
                 10      SHARED DISPOSITIVE POWER

                                  0
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,002,778
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       9.2%
     14       TYPE OF REPORTING PERSON*
                       PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 14 pages


CUSIP No.    74727D 10 8           13D         Page 3 of 14 pages
--------------------------                     --------------------------------


     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Recovery Equity Partners II, L.P.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                   (b) /X/

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       WC
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                         / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware

       NUMBER OF
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH     7     SOLE VOTING POWER
       REPORTING        3,002,778
      PERSON WITH
                  8      SHARED VOTING POWER

                                  0
                  9      SOLE DISPOSITIVE POWER

                                  3,002,778
                 10      SHARED DISPOSITIVE POWER

                                  0
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,002,778
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       9.2%
     14       TYPE OF REPORTING PERSON*
                       PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 14 pages


CUSIP No.   74727D 10 8              13D         Page 4 of 14 pages
----------------------------                     ------------------------------


     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Joseph James Finn-Egan
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                   (b) /X/

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       WC
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                        / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States Citizen

       NUMBER OF
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH     7     SOLE VOTING POWER
       REPORTING               0
      PERSON WITH
                  8      SHARED VOTING POWER

                                  3,002,778
                  9      SOLE DISPOSITIVE POWER

                                  0
                 10      SHARED DISPOSITIVE POWER

                                  3,002,778
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,002,778
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                             / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       9.2%
     14       TYPE OF REPORTING PERSON*

                       IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 5 of 14 pages


CUSIP No.   74727D 10 8            13D         Page 5 of 14 pages
--------------------------                     --------------------------------


     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Jeffrey A. Lipkin
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                     (b) /X/

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*
                                         WC
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                       / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States Citizen

        SHARES
     BENEFICIALLY
       OWNED BY
         EACH     7     SOLE VOTING POWER
       REPORTING               0
      PERSON WITH
                  8      SHARED VOTING POWER

                                    3,002,778
                  9      SOLE DISPOSITIVE POWER

                                        0
                 10      SHARED DISPOSITIVE POWER

                                    3,002,778
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,002,778
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                             / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                9.2%
     14       TYPE OF REPORTING PERSON*

                                IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 14 pages

                  ITEM 1.           SECURITY AND ISSUER.

                  The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of QAD Inc., a Delaware corporation ("QAD"). The principal executive offices of QAD are located at 6450 Via Real, Carpinteria, California, 93013.


                  ITEM 2.           IDENTITY AND BACKGROUND.

                  This Schedule 13D is being filed by:

                  a. Recovery Equity Investors II, L.P., a Delaware limited partnership ("REI"). REI is a private venture capital investment partnership. The business address of REI is 901 Mariner's Island Blvd., Suite 465, San Mateo, California 94404-1592.

                  b. Recovery Equity Partners II, L.P., a Delaware limited partnership ("REP"). REP is REI's sole general partner. REP's sole function is to act as the general partner of REI. The business address of REP is 901 Mariner's Island Blvd., Suite 465, San Mateo, California 94404-1592.

                  c. Joseph J. Finn-Egan, a general partner of REP. Mr. Finn-Egan's principal occupation is his position as a general partner of REP. Mr. Finn-Egan's business address is 901 Mariner's Island Blvd., Suite 465, San Mateo, California 94404-1592. Mr. Finn-Egan is a United States citizen.

                  d. Jeffrey A. Lipkin, a general partner of REP. Mr. Lipkin's principal occupation is his position as a general partner of REP. Mr. Lipkin's business address is 901 Mariner's Island Blvd., Suite 465, San Mateo, California 94404-1592. Mr. Lipkin is a United States citizen.

                  During the past five (5) years, none of REI, REP, Mr. Finn-Egan and Mr. Lipkin has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


                  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On December 23, 1999 (the "Closing Date"), pursuant to the Stock Purchase Agreement, dated as of December 23, 1999 (the "Stock Purchase Agreement") among QAD, Pamela M. Lopker, Karl F. Lopker, The Lopker Living Trust dated March 23, 1993 (the "Trust") and REI, REI purchased, for an aggregate purchase price of $12,500,000 in cash, the following: (a) 2,333,333 shares of Common Stock from QAD (for a purchase price of $10,500,000) and (b) 444,445 shares of Common Stock from the Trust (for a purchase price of $2,000,000). As additional consideration for closing the transactions contemplated by the Stock Purchase Agreement, REI received from the Company on the Closing Date (a) a $300,000 cash fee and (b) a warrant to purchase up to 225,000 shares of Common Stock at an exercise price of $7.50 per share of Common Stock (the "Warrant"), which number of shares of Common Stock and exercise price are subject to adjustment as provided in the Warrant.

                  The funds used to purchase the Common Stock were obtained, and it is currently anticipated that the funds, if any, used to purchase the securities issuable upon any exercise of the Warrant, will be obtained, from the working capital of REI. REI obtains its working capital through capital contributions from its limited partners.

                                                              Page 7 of 14 pages

                  ITEM 4. PURPOSE OF TRANSACTION.

                  Except as described in this Schedule 13D, REI entered into the Stock Purchase Agreement and the related agreements described below, and acquired the shares of Common Stock and the Warrant acquired by it under the Stock Purchase Agreement, for investment purposes. REI intends to review from time to time its investment in QAD and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by REI of the business and prospects of QAD, regulatory requirements, other investment opportunities available to REI and general stock market and economic conditions, REI may determine to increase its investment or sell all or part of its investment in QAD through open-market purchases, privately negotiated transactions or otherwise.

                  Except as set forth in this Schedule 13D, REI has no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  The Stock Purchase Agreement contains various covenants relating to QAD's ability to take certain actions following the closing, including without limitation; that (i) QAD must use the net proceeds from its sale of Common Stock to REI thereunder for general corporate purposes; (ii) QAD must allow REI to have such management rights as may be required to allow REI to qualify as a "venture capital operating company" within the meaning of Section 2510.3-101 of the plan asset regulations promulgated by the United States Department of Labor and (iii) QAD (and the other selling parties under the Stock Purchase Agreement) must cause the shares of Common Stock purchased by REI thereunder to be approved for listing by the NASDAQ National Market. The Stock Purchase Agreement also provides that QAD shall engage REI to provide certain consulting and management advisory services to QAD for a term of five years or until REI owns less than 1% of the shares of Common Stock (on a fully-diluted basis) that REI owns immediately after consummation of the transactions contemplated by the Stock Purchase Agreement. QAD shall pay to REI an annual fee of $312,500 for such services (such fee to be reduced proportionately from and after the time at which REI ceases to hold at least 50% of the shares of Common Stock (on a fully-diluted basis) that REI owns immediately after consummation of the transactions contemplated by the Stock Purchase Agreement.

                  The Warrant sets forth the terms and conditions on which REI may exercise its right to purchase additional shares of Common Stock from QAD. As noted in Item 3 above, the Warrant entitles REI to purchase up to 225,000 shares of Common Stock at an exercise price of $7.50 per share of Common Stock, which number of shares of Common Stock and exercise price are subject to adjustment as provided in the Warrant. The Warrant may be exercised, in whole or in part, at any time and from time to time, commencing on the Closing Date, through 5:00 p.m., New York time, on December 22, 2003, or, if such day is not a business day, on the next business day. The aggregate exercise price payable upon any exercise of the Warrant may be paid, at REI's option, either in cash or on a cashless basis by reducing the number of shares of Common Stock issuable upon such exercise.

                  Under the Stockholders' Agreement, dated as of the Closing Date, by and among QAD, REI, Pamela M. Lopker, Karl F. Lopker and the Trust (the "Stockholders Agreement"), REI and the other parties thereto agreed to take such action as is necessary to nominate and elect an individual designated by REI (the "REI Director") as a member of QAD's board of directors (the "Board") not later than the time of the first meeting of the Board, or the first written consent executed by the Board, following the Closing Date, and thereafter at each annual meeting (or special meeting or solicitation for the election of directors) of QAD's stockholders. However, REI shall no longer be entitled to designate the REI Director if, at any time, REI ceases to hold at least 50% of the shares of Common Stock (on a fully-diluted basis) that REI owns immediately after consummation of the transactions contemplated by the Stock Purchase Agreement. If any of Pamela M. Lopker, Karl F. Lopker, the Trust or their respective permitted affiliate transferees under the Stockholders' Agreement (collectively, the "Lopker Stockholders") fails to vote its shares of Common Stock for the election or removal of the REI Director in accordance with the requirements of the Stockholders' Agreement, REI shall have the right to vote such shares for the election to or removal from the Board of the REI Director. The Stockholders' Agreement provides that the REI Director shall be Jeffery A. Lipkin for so long as he shall be

                                                              Page 8 of 14 pages

a general partner of REI's general partner and is able and willing to serve as a director of QAD. In the event Mr. Lipkin ceases to be a general partner of REI's general partner or is otherwise unwilling or unable to serve as a director of QAD, REI shall use reasonable efforts to designate as the REI Director a person
(x) as to whom no disclosure would be required to be made at the time of such designation pursuant to Rule 401(f) or Rule 404 of Regulation S-K (other than by reason of the management and closing fees payable to REI pursuant to the Stock Purchase Agreement), (y) who, at the time of such designation, is not an officer, director or affiliate of either (A) a significant customer of QAD or
(B) a significant competitor of QAD and (z) who, prior to the time of such designation, has not engaged in conduct that has resulted in the disqualification of another person from listing on a national securities exchange or NASDAQ. In the event that any Lopker Stockholder proposes to transfer any shares of Common Stock to any person (other than transfers to permitted affiliate transferees and certain transfers pursuant to Rule 144 under the Securities Act of 1933, as amended), REI will have certain "tag-along rights" with respect to such transfer.

                  Under a Registration Rights Agreement, dated as of the Closing Date, by and between QAD and REI (the "Registration Rights Agreement"), QAD has granted to REI certain "demand" and "piggyback" registration rights.

                  Under a Holdback Agreement, dated as of the Closing Date, by and between REI and the Lopker Stockholders, the Lopker Stockholders have agreed to certain limitations on their ability to effect any public sale or distribution of Common Stock, or any other equity or equity equivalent securities issued by QAD, during the 14 days prior to, or during the 90-day period beginning on, the effective date of any "demand" or "piggyback" registration covered by the Registration Rights Agreement in which REI is a selling stockholder.

                  Copies of the Stock Purchase Agreement, the Warrant, the Stockholders' Agreement, the Registration Rights Agreement and the Holdback Agreement are attached hereto as Exhibits 1, 2, 3, 4 and 5, respectively, and the foregoing descriptions of each such document are subject to and qualified in their entirety by reference to such document.

                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  a. The aggregate number of shares of Common Stock beneficially owned by each reporting person as of December 23, 1999 is 3,002,778, or approximately 9.2% of the outstanding shares of Common Stock. The number of shares of Common Stock, and the percentage of the outstanding shares of Common Stock, beneficially owned by each of REI, REP, Mr. Finn-Egan and Mr. Lipkin stated above reflects the exercise in full of the Warrant. Without taking into account the exercise of the Warrant and acquisition of the underlying shares of Common Stock, the aggregate number of shares of Common Stock beneficially owned by each reporting person as of December 23, 1999 is 2,777,778, or approximately 8.5% of the outstanding shares of Common Stock.

                  b. The responses of each reporting person to Items (7) through
                  (11) of the cover page of this Schedule 13D that relates to shares of Common Stock beneficially owned by such reporting person are incorporated herein by reference.

                  c. Other than as reported in this Schedule 13D, none of the Reporting Persons has effected a transaction in shares of Common Stock during the past 60 days.

                  d. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities to which this
                  Schedule 13D relates.

                  e. Not applicable.

                                                              Page 9 of 14 pages

                  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The responses to Item 4 above are incorporated herein by reference.


                  ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  The following are filed as Exhibits to this Schedule 13D:

                  Exhibit 1: Stock Purchase Agreement, dated as of December 23,
                             1999, by and among QAD, Pamela M. Lopker, Karl F. Lopker, the Trust and REI (with certain Exhibits attached thereto).

                  Exhibit 2: Stock Purchase Warrant, Certificate No. 1, dated
                             December 23, 1999 (included as Exhibit D to Exhibit 1 hereto).

                  Exhibit 3: Stockholders' Agreement, dated as of December 23,
                             1999, by and among QAD, Pamela M. Lopker, Karl F. Lopker, the Trust and REI (included as Exhibit C to
                             Exhibit 1 hereto).

                  Exhibit 4: Registration Rights Agreement, dated as of December
                             23, 1999, by and between QAD and REI (included as Exhibit B to Exhibit 1 hereto).

                  Exhibit 5: Holdback Agreement, dated as of December 23, 1999, by and among REI, Pamela M. Lopker, Karl F. Lopker and the Trust (included as Exhibit A to Exhibit 1 hereto).

                                                             Page 10 of 14 pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Partners II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: January 3, 2000

                                RECOVERY EQUITY INVESTORS II, L.P.

                                By:  RECOVERY EQUITY PARTNERS II, L.P.,
                                         its General Partner


                                         By: /s/ J.J. FINN-EGAN
                                            --------------------------
                                            Name:  Joseph J. Finn-Egan
                                            Title: General Partner


                                         By: /s/ JEFFREY A. LIPKIN
                                            ------------------------
                                            Name:  Jeffrey A. Lipkin
                                            Title: General Partner

                                                             Page 11 of 14 pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: January 3, 2000

                                  RECOVERY EQUITY PARTNERS II, L.P.


                                  By: /s/ J.J. FINN-EGAN
                                     --------------------------
                                     Name:  Joseph J. Finn-Egan
                                     Title: General Partner


                                  By: /s/ JEFFREY A. LIPKIN
                                     ------------------------
                                     Name:  Jeffrey A. Lipkin
                                     Title: General Partner

                                                             Page 12 of 14 pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P. and Jeffrey A. Lipkin.

Dated: January 3, 2000

                                      By: /s/ JOSEPH J. FINN-EGAN
                                         --------------------------
                                         Name:  Joseph J. Finn-Egan

                                                             Page 13 of 14 pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P. and Joseph J. Finn-Egan.

Dated: January 3, 2000

                                       By: /s/ JEFFREY A. LIPKIN
                                          ------------------------
                                          Name:  Jeffrey A. Lipkin

                                                             Page 14 of 14 pages

                                  EXHIBIT INDEX

Exhibit No.   Description

1             Stock Purchase Agreement, dated as of December 23, 1999, by and among
              QAD, Pamela M. Lopker, Karl F. Lopker, the Trust and REI (with certain Exhibits attached thereto).

2             Stock Purchase Warrant, Certificate No. 1, dated December 23, 1999
              (included as Exhibit D to Exhibit 1 hereto).

3             Stockholders' Agreement, dated as of December 23, 1999, by and among QAD, Pamela
              M. Lopker, Karl F. Lopker, the Trust and REI (included as Exhibit C to Exhibit 1 hereto).

4             Registration Rights Agreement, dated as of December 23, 1999, by and between QAD and
              REI (included as Exhibit B to Exhibit 1 hereto).

5             Holdback Agreement, dated as of December 23, 1999, by and among REI,
              Pamela M. Lopker, Karl F. Lopker and the Trust (included as Exhibit A to
              Exhibit 1 hereto).